September 26, 2006

Mail Stop 6010

Ms. Suzanne Lewsadder
Chief Executive Officer
Sheervision, Inc.
4030 Palos Verdes Drive North, Suite 104
Rolling Hills Estates, CA 90274

> **Re: Sheervision, Inc.**
> **Amendment No. 1 to Form SB-2**
> **Filed September 22, 2006**
> **File No. 333-135727**

Dear Ms. Lewsadder:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Amendment No. 1 to Form SB-2

Selected Historical Financial Data of Sheervision, Inc., page 19

1.   Please revise this section as necessary to make sure that all amounts herein agree to the corresponding items in your historical financial statements. For example, the shareholders' deficiency at May 31, 2006 does not appear to agree with the same amount in your May 31, 2006 financial statements.

Description of Capital Stock, page 54

Warrants, page 56

2.   Please refer to previous comment 3. We note you revised your 2006 interim
        financial statements as a result of an error related to the amount of deferred
        financing costs recorded. Please revise this filing and your May 31, 2006 Form
        10-QSB to properly label your 2006 interim financial statements as "restated" and
        to include all disclosures required by paragraph 37 of APB Opinion 20. Please
        also file an Item 4.02 Form 8-K or tell us why (in reasonable detail, using the
        guidance set forth under Item 4.02 of Form 8-K) you were not required to file it.
        We may have further comments after reviewing your response and revisions.

August 31, 2005 Financial Statements, page F-10

General

3.   Please refer to previous comment 10.   Please revise the audit report on page F-10
        to cover and opine on the combined statements of changes in stockholders' equity
        added to the filing in response to our prior comment.

4.   Please refer to previous comment 14. Please update the financial statements as
        necessary to comply with Item 310(g) of Regulation S-B at effectiveness.

June 24, 2005 Form 10-KSB/A

5.   Please revise this filing to include currently dated certifications.

        As appropriate, please amend your registration statement in response to these
comments. You may wish to provide us with marked copies of the amendment to
expedite our review. Please furnish a cover letter with your amendment that keys your
responses to our comments and provides any requested information. Detailed cover
letters greatly facilitate our review. Please understand that we may have additional
comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under

the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Jay Webb at (202) 551-3603 or Angela Crane at (202) 551-3554 if you have questions regarding comments on the financial statements and related matters. Please contact Eduardo Aleman at (202) 551-3646 with any other questions.

Sincerely,

Peggy Fisher
Assistant Director

cc(via facsimile): Robert Steven Brown, Esq.